UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44874

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monex Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, STE 1240
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ruben Contreras 713-877-8234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, STE 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ruben Contreras _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monex Securities, Inc. _____, as of December 31 _____, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LUIS OSAWA
Notary Public, State of Texas
Comm. Expires 01-10-2023
Notary ID 131850282

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

MONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2018

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MONEX SECURITIES, INC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MONEX SECURITIES, INC. as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MONEX SECURITIES, INC. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MONEX SECURITIES, INC.'s management. Our responsibility is to express an opinion on MONEX SECURITIES, INC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MONEX SECURITIES, INC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of Supplemental Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of MONEX SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of MONEX SECURITIES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.

We have served as MONEX SECURITIES, INC.'s auditor since 2007.

Houston, Texas

January 25, 2019

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash	$	42,028
Marketable securities		92,695
Receivable from clearing broker/dealer		258,164
Short term investments		898,837
Commissions receivable		264,500
Employee receivable		145,476
Deposit held by clearing brokers, restricted		250,000
Income tax receivable		22,972
Receivable from related party		232,952
Other assets		22,950
TOTAL CURRENT ASSETS		2,230,574
Property and equipment, net		70,551
TOTAL ASSETS	$	2,301,125

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	$	168,084
Accounts payable and accrued liabilities		304,381
Accrued income taxes		15,080
Current portion deferred rent		19,558
TOTAL CURRENT LIABILITIES		507,103
Deferred income tax liability		14,816
Deferred rent		34,227
TOTAL LIABILITIES		556,146

STOCKHOLDER'S EQUITY

Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value		10
Additional paid-in capital		1,744,969
Retained earnings		-
TOTAL STOCKHOLDER'S EQUITY		1,744,979
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,301,125

The accompanying notes are an integral
part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Commission income	$	3,251,820
Administrative services		611,765
Other income		188,700
TOTAL REVENUES		4,052,285

EXPENSES

Compensation paid to foreign finders	366,230
Employee compensation and benefits	2,667,598
Clearing, execution and commission fees	68,748
Rent and equipment	237,428
Communications	128,934
Regulatory fees	19,206
Professional fees	179,325
Administrative and other expenses	207,523
TOTAL EXPENSES	3,874,992

INCOME BEFORE INCOME TAXES		177,293
PROVISION FOR INCOME TAXES		(51,909)
NET INCOME	$	125,384

The accompanying notes are an integral
part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2017	1,000	$ 10	$ 2,199,585	$ -	$ 2,199,595
Distributions			(454,616)	(125,384)	(580,000)
Net Income				125,384	125,384
BALANCE AT DECEMBER 31, 2018	1,000	$ 10	$ 1,744,969	$ -	$ 1,744,979

The accompanying notes are an integral
part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	125,384
Adjustments to net income, for noncash transactions		
Depreciation		55,524
Realized loss on marketable securities		8,687
Net increase or decrease in assets and liabilities		
Receivable from clearing broker/dealer		1,510,178
Commissions receivable		17,865
Employee receivable		(68,202)
Deposit held by clearing brokers, restricted		(150,000)
Income tax receivable		48,021
Related party receivable		(232,952)
Other assets		201,917
Accounts payable and accrued expenses		(13,040)
Commissions payable		(51,146)
Deferred income taxes		(9,860)
Accrued income taxes		(5,055)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,437,321
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of short term investments		(898,837)
Purchases of marketable securities		(6,907)
Proceeds from sales of marketable securities		21,471
Purchases of property and equipment		(8,566)
NET CASH USED IN INVESTING ACTIVITIES		(892,839)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(580,000)
NET CASH USED IN FINANCING ACTIVITIES		(580,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(35,518)
CASH AND CASH EQUIVALENTS, beginning of year		77,546
CASH AND CASH EQUIVALENTS, end of year	$	42,028
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	-

The accompanying notes are an integral
part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. The Company did not record any net realized or unrealized foreign currency losses during 2018. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized loss on marketable securities of $8,687 are reflected in the accompanying statement of income in other income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during 2018.

Recent Accounting Pronouncements

Lease Accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. We plan to adopt the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

We are in the process of reviewing our lease agreements in light of the new guidance. Although we are in the early stages of our ASC 842 implementation project, we anticipate that this new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in our consolidated financial statements.

Fair value measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

NOTE 2:   REVENUE RECOGNITION

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the

NOTE 2:   REVENUE RECOGNITION (*Continued*)

modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution

NOTE 2:   REVENUE RECOGNITION (*Continued*)

and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

	Twelve Months Ended December 31, 2018
Equities	$ 689,393
Options	15,004
Commodities	2,169
Foreign Exchange	92,302
Mutual Funds	1,605,942
Debt	659,067
Alternative Investments	187,943
Commission income	$ 3,251,820

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 2:   REVENUE RECOGNITION (*Continued*)

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

	Twelve Months Ended December 31, 2018	
Sales based		
Equities	$	689,393
Options		15,004
Commodities		2,169
Foreign Exchange		92,302
Mutual Funds		194,779
Debt		659,067
Alternative Investments		187,943
Total sales-based revenue	$	1,840,657
Trailing		
Mutual Funds	$	1,411,163
Total trailing revenue		1,411,163
Total commission revenue	$	3,251,820

Administrative fees are based upon an agreement with Monex Asset Management, Inc. and cover expenses related to both entities, see Note 6 for Related Party Transactions.

Other income is generated by interest income from margin accounts, non-purpose loan accounts, firm account revenue, annual fees charged to customers and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 as a deposit in an account with the clearing broker/dealer.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital and net capital requirements of $973,815 and $250,000 respectively. The Company's net capital ratio was 0.57 to 1.

NOTE 5:   FAIR VALUE MEASUREMENT

Fair value measurement when applicable is reported in accordance with FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

NOTE 5:   FAIR VALUE MEASUREMENT (*Continued*)

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2018:

Corporate Bonds: Valued at the closing price reported on the active market on which the individual bonds are traded.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2018
Corporate bonds	$ 92,695	$ -	$ -	$ 92,695
	$ 92,695	$ -	$ -	$ 92,695

The bonds mature at various dates, ranging from December 2020 to September 2088.

NOTE 6:   RELATED PARTY TRANSACTIONS

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total service fees earned under this agreement for the year ended December 31, 2018 was $611,765.Revenue is recorded on a monthly basis as services

NOTE 6:   RELATED PARTY TRANSACTIONS (*Continued*)

are administered. In addition, the Company gets reimbursed for commissions paid to employees on MAMI's behalf. Total commissions reimbursed for the year ended December 31, 2018 were $314,413. As of December 31, 2018, the total amount receivable from MAMI was $222,976.

During 2017, the Company opened a brokerage account with an affiliate Monex Casa De Bolsa. As of December 31,2018, the balance receivable was $9,976.

NOTE 7:   INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2018:

Federal		
Current tax expense	$	48,023
Deferred tax benefit		(9,861)
Total federal tax expense		38,161
State		
Current tax expense		13,748
Total provision for income taxes	$	51,909

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2015 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2015 and beyond remain subject to examination by the state of Texas.

The Company did not have unrecognized tax benefits as of December 31, 2018 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2018, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 8:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2018:

Furniture, fixtures, and equipment	$	458,885
Accumulated depreciation		(388,334)
	$	70,551

Depreciation expense for the year was $53,524 and was included as rent and equipment expense in the accompanying financial statement.

NOTE 9:   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under operating leases that expire on April 30, 2019 and September 30, 2021. Rent expense under these leases was $174,810 for the year ended December 31, 2018.

Future minimum lease payments for years ending December 31 are as follows:

Year	Amount
2019	$ 115,684
2020	107,659
2021	82,547
Total	$ 305,890

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As

NOTE 9:   COMMITMENTS AND CONTINGENCIES (*Continued*)

the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has no recorded liabilities with regard to the right. During 2018, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

The Company as a normal course of business has unasserted and asserted claims as a result of lawsuits and regulatory investigations. In accordance with ASC 450-20-25, management evaluates these claims including consultation with legal counsel to determine if the ultimate outcome and monetary obligations are remote or reasonably possible, or probable and estimable. Based on management's evaluation of the claim, the Company will record an accrual of the estimated liability for probable unfavorable outcomes or no accrual for remote or reasonably possible claims.

NOTE 10:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2018. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2018.

NOTE 11:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2019 through January 25, 2019, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL

INFORMATION

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Net capital:		
Total stockholder's equity	$	1,744,979
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		264,500
Employee receivable		145,476
Property and equipment, net		70,551
Income tax receivable		22,972
Other assets		255,902
Total nonallowable assets and charges, net		759,401
Other deductions and/or charges		149
Excess fidelity bond deductible		-
Net capital before haircuts on security positions		985,429
Haircuts on security positions		11,614
Net capital	$	973,815
Aggregate indebtedness		
Accounts payable and accrued expenses		358,166
Commissions payable		168,084
Accrued income taxes		15,080
Deferred tax		14,816
Total aggregate indebtedness	$	556,146
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Excess net capital	$	723,815
Ratio of aggregate indebtedness to net capital		0.57

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2018.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2018 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2018.



monex
Securities

Member FINRA | SIPC | NFA

Monex Securities, Inc., Assertions

Monex Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Monex Securities, Inc.

I, Ruben Contreras, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ruben Contreras, Chief Financial Officer

January 22, 2019

440 Louisiana St Suite 1240 - Houston TX 77002 - 713 877 8234 - Fax 713 877 8381



EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stakeholder
of MONEX SECURITIES, INC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MONEX SECURITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MONEX SECURITIES, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) MONEX SECURITIES, INC. stated that MONEX SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. MONEX SECURITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MONEX SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

EEPB, P.C.

Houston, Texas

January 25, 2019